August 5, 2022

Via EDGAR

Mr. Frank Wyman / Ms. Angela Connell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E. Mailstop 4631
Washington, D.C. 20549

Re: Green Plains Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 001-32924

Dear Mr. Wyman / Ms. Connell:

Green Plains Inc. (the “Company”) received additional comments on the filing referenced above from the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated July 19, 2022 (the “Letter”) by e-mail. We understand the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the additional comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses.

Form 10-K for fiscal year ended December 31, 2021
Results of Operations
Ethanol Production Segment, page 45

Staff Comment:

1. We acknowledge your response to prior comment four and proposed revised disclosure. However, we continue to have difficulty in understanding the key factors driving period-to-period changes in reported revenues and gross profit for your ethanol production segment. Please provide us the following information and revise your analysis of operating results accordingly.

•Quantify the impact that your forward physical contracts and derivative financial instruments had on your reported revenues and costs of goods sold for each period presented. In this regard, we refer to your disclosure on page 50 that you create offsetting positions using a combination of forward fixed-price purchases, sales contracts, and derivative financial instruments, and that as a result, you frequently have gains on derivative financial instruments that are offset by losses on forward physical contracts or inventories and vice versa. With respect to gains/losses on derivative instruments, separately quantify the amount reclassified from AOCI and the amount related to derivatives not designated as hedging instruments as disclosed in Note 11.
•With respect to your key operating data, provide information regarding average prices of your commodities during each period to provide a better understanding of the extent to which your revenues were impacted by prices vs volumes.
•Explain the factors underlying the impact on commodity contract revenues from derivatives not designated as hedging instruments, which decreased reported revenues by $194.1 million in 2021 compared to decreases of $10.8 million in 2020 and $10.2 million in 2019, as disclosed on page F-27.

U.S. Securities and Exchange Commission
August 5, 2022
•Describe and quantify key factors underlying changes in gross profit for ethanol, distiller grains and corn oil sold through the ethanol production segment for each period presented. In this regard, we note your disclosure on page 50 that net gains and losses from settled derivative instruments are offset by physical commodity purchases or sales to achieve the intended operating margins. Illustrate for us the impact that your pricing risk strategy had on your gross profit margin for the periods presented.

Company Response:

The impact derivative financial instruments and forward physical contracts had on our reported revenues and cost of goods sold for each period was as follows:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
		2021	2020	2019
Exchange traded futures and options	Revenues	$(201,249)	$(6,302)	$(10,943)
Forwards	Revenues	7,106	(4,511)	741
Exchange traded futures and options	Cost of goods sold	12,879	17,137	(3,230)
Forwards	Cost of goods sold	(6,381)	15,777	788
Commodity contracts	Net loss from discontinued operations, net of income taxes	—	—	(2,470)
		$(187,645)	$22,101	$(15,114)

The impact of the reclassifications from AOCI, as disclosed on page F-27 of our Form 10-K for the year ended December 31, 2021, was as follows:

Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
	Year Ended December 31,
	2021	2020	2019
Revenues	$(60,261)	$5,538	$—
Cost of goods sold	41,629	(2,115)	—
Net loss from discontinued operations, net of income taxes	—	—	48,797
	$(18,632)	$3,423	$48,797

With respect to key operating data, volumes for our ethanol production segment are disclosed on page 45 of our Form 10-K for the year ended December 31, 2021 and on page 50 of our Form 10-K for the year ended December 31, 2020, and disaggregated revenues by major source are disclosed on page F-17 through F-18 of our Form 10-K for the year ended December 31, 2021. The below table calculates certain average price information using this previously disclosed information (revenue and volume amounts are in thousands):

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August 5, 2022

	Ethanol Production Segment Revenues (1)	Volumes	Average Price
2021
Ethanol	$1,589,649	750,648	$2.12 per gallon
Distillers grains	$374,765	1,977	$189.56 per equivalent dried ton
Corn oil	$113,249	219,807	$0.52 per pound

2020
Ethanol	$1,150,018	793,743	$1.45 per gallon
Distillers grains	$293,586	2,054	$142.93 per equivalent dried ton
Corn oil	$49,666	213,818	$0.23 per pound

2019
Ethanol	$1,338,713	856,623	$1.56 per gallon
Distillers grains	$299,578	2,234	$134.10 per equivalent dried ton
Corn oil	$50,290	212,071	$0.24 per pound

(1) Includes ethanol production segment revenues from contracts under ASC 606 and ASC 815, and excludes agribusiness and energy services segment revenues and volumes

In future filings, we will enhance our disclosures to describe key factors that have a material impact on the applicable period-to-period changes in reported revenues for our ethanol production segment. The following is an example of the enhanced disclosures on revenues to be included in future filings:

Revenues in the ethanol production segment increased $650.8 million in 2021 compared with 2020, primarily due to higher selling prices on ethanol, distillers grains and corn oil, net of the effects of hedging activities, resulting in increased revenues of approximately $502 million, $92 million and $62 million, respectively, as well as increased other revenues of $66 million primarily related to third party sales for FQT, offset by lower ethanol and distillers grains volumes sold of approximately $74 million.

Revenues in the ethanol production segment decreased $198.1 million in 2020 compared with 2019, primarily due to lower selling prices on ethanol of $90 million, net of the effects of hedging activities, and lower sales volumes of ethanol and distillers grains resulting in decreased revenues of approximately $98 million and $24 million, respectively.

The total impact of commodity contract revenues from derivatives, which was a decrease in reported revenues of $254.4 million in 2021, is disclosed on page 50 of our Form 10-K for the year ended December 31, 2021.

As outlined in our commodity price risk disclosure on page 50 of our 10-K, our business is highly sensitive to commodity price risk. Ethanol prices are sensitive to world crude oil supply and demand, the price of crude oil, gasoline, corn, the price of substitute fuels, refining capacity and utilization, government regulation and consumer demand for alternative fuels. Corn prices are affected by weather conditions, yield, changes in domestic and global supply and demand, and government programs and policies. Ethanol is sold either as a flat price contract or as an indexed contract where only the basis component is fixed and the futures component is tied to a market traded index and as such the final sales price is variable. Similarly, corn is purchased either as a flat price or as a basis contract with the futures component tied to a corn contract traded on the Chicago Mercantile Exchange.

To reduce the risk associated with fluctuations in the price of the products we purchase or sell, at times we use forward fixed-price physical contracts and derivative financial instruments, such as futures and options executed on the Chicago Board of Trade, the New York Mercantile Exchange and the Chicago Mercantile Exchange. We focus on locking in favorable operating margins, when available. We create offsetting positions using a combination of forward fixed-price purchases, sales contracts and derivative financial instruments. As a result, we frequently have gains on derivative financial instruments that are offset by losses on forward fixed-price physical contracts or

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inventories and vice versa. Our results are impacted by a mismatch of gains or losses associated with the derivative instrument during a reporting period when the physical commodity purchase or sale has not yet occurred.

Commodity prices for the products in which we deal are highly volatile and vary considerably between periods. The following chart shows the respective changes of the underlying average futures for ethanol and corn by quarter for each of the years presented.

Ethanol Chicago Platts Settlement Price-Prompt Contract	2021	2020	2019
Q1	$1.7091	$1.2307	$1.3180
Q2	$2.3443	$1.0997	$1.4092
Q3	$2.2956	$1.3641	$1.4168
Q4	$2.9864	$1.4222	$1.5116
YTD Average	$2.3361	$1.2797	$1.4147
Source: S&P Platts per gallon
Corn Futures	2021	2020	2019
Q1	$5.4027	$3.7404	$3.7301
Q2	$6.5997	$3.2255	$3.9002
Q3	$5.5854	$3.3975	$3.8930
Q4	$5.6686	$4.1668	$3.8084
YTD Average	$5.8190	$3.6333	$3.8339
Source: Daily average of front month CME corn contracts per bushel

The second and third quarter average ethanol pricing of $2.34 and $2.30 per gallon, respectively, represented an opportunity for us to lock in a substantial portion of our fourth quarter margins at prices that were significantly higher than historical trends. In the fourth quarter of 2021, ethanol futures rose to an average price of $2.99 per gallon, which would have resulted in an expansion of gross margin if the ethanol was not hedged.

Of the $194.1 million loss on economic hedges reported for 2021, approximately $144 million relates to activity which occurred in the fourth quarter. Based on a number of industry factors including our estimate of the fourth quarter margin structure based on historic trends, as well as our estimate of a potential increase in industry production rates, by way of exchange traded futures, as of October 1, 2021, we had hedges of approximately 160 million gallons of ethanol and approximately 56 million bushels of corn. This effectively locked in a substantial portion of our fourth quarter margin by selling October/November/December exchange traded ethanol futures and buying December exchange traded corn futures.

As outlined above, during the fourth quarter there was extreme price volatility in the ethanol market. The chart below displays the hedged volume of ethanol by month as of October 1, 2021 and the Platts price for the respective month from the last day of the third quarter versus the actual average price in which the futures settled and calculates the impact of the change in price, assuming no change in volumes during the quarter.

Illustrative example:

	Volume	Platts Price at 9/30/2021 (1)	Actual Price (2)	Difference	Impact
October	59,010,000	$2.11	$2.60	$0.49	$28,914,900
November	63,924,000	$1.92	$3.40	$1.48	$94,607,520
December	37,170,000	$1.86	$2.97	$1.11	$41,258,700
	160,104,000				$164,781,120

(1) Represents Platts price for the respective delivery month as of September 30, 2021.
(2) Represents the actual settled futures price for the respective delivery month.

While the above table shows the economic hedges losing money, given the majority of sales contracts are index priced, the forward physical contracts would have benefited from the increase in futures prices, which means the

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final sales price invoiced to our customers is calculated using the ethanol futures average for the month. For example, a sale of 10,000 gallons of November ethanol sold at $0.10 over the Chicago Platts November average, would be invoiced at $0.10 + $3.40 = $3.50 multiplied by 10,000 gallons for a total of $35,000. As such, any increase or decrease to our revenues associated with such derivative contracts is substantially offset by a corresponding increase or decrease in the value of the underlying contract.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

Staff Comment:

2. We note your response to prior comment five; however, we continue to have difficulty understanding the difference between your "energy trading transactions", which are accounted for as derivatives, and your "commodity sales contracts", which are accounted for under ASC 606. Please address the following:

•As previously requested, describe each stage in your process for selling ethanol and other commodities and each stage in your process for managing associated price risk that addresses commodity products produced in your plants, marketed for third parties or purchased in the open market. Provide a breakdown of revenues for each of these commodity product categories for each period presented.
•Describe in more specificity the key differences between your energy trading transactions and commodity sales contracts and provide an example of each. For each example, explain how you evaluated the provisions of the contract to determine whether it met the normal purchases and sales exception in ASC 815-10-15-22.
•Describe the circumstances that would trigger settlement of your physical delivery energy contracts through the transfer of your contractual obligations to other counterparties in lieu of physical delivery to your customer and quantify the level of these activities for each period presented.

Company Response:

The selling of ethanol and other commodities follows a consistent process in that we contact a counterparty to determine if they are interested in purchasing product at a specified price, for a particular delivery period and location. Alternatively, a counterparty will contact us to inquire as to whether we have volume available to sell. As part of the negotiation process, we agree to various contract terms, including product specification, quantity, price, delivery period, delivery method (truck/rail/barge), and enter into a contract which is exchanged with the respective counterparty. At that time, as these contracts meet the definition of a derivative contract, we elect whether we will apply the normal purchase and sales exception (NPNS). If we do not elect NPNS in accordance with ASC 815-10-15-22, the contracts are measured at fair value with changes in fair value recorded on the balance sheet and income statement. For example, for sales of certain distiller products that are in close proximity to our plants with no risk of net settlement, we normally would apply the NPNS exemption. In 2021, revenues from distillers grain that applied the NPNS exemption totaled $19.5 million out of total distillers grain revenue of $374.8 million.

The management of price risk is performed at an entity level in that we look at a number of factors to determine when we hedge including but not limited to: internal forecasted production levels, external forecasted production levels, world crude oil supply and demand, the price of crude oil, gasoline, corn, the price of substitute fuels, refining capacity and utilization, government regulation and consumer demand for alternative fuels. As such, we do not differentiate between the product produced at our plants, marketed for third parties or purchased in the open market. As the process of selling ethanol and other commodities is consistent and given that the price risk management is done at an entity level, we believe that the segment and product level of detail provided in our revenue footnote provides readers with an appropriate level of detail in the bifurcation of our revenues.

Our energy trading group's primary responsibility relates to the procurement of natural gas. Our energy trading transactions do not include electricity. With respect to Staff's additional comment on the difference between our "energy trading transactions" and "commodity sales contracts," our energy trading transactions are those transactions where our natural gas marketing group is in the open market purchasing and selling natural gas. For example, we enter into a contract to buy natural gas from one counterparty and enter into a contract with a different counterparty

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to sell that same natural gas. Any natural gas that is traded on a respective pipeline is a homogeneous product which is controlled by the pipeline. The natural gas industry follows a common NAESB standard whereby on or before the 15th of each month, each counterparty provides a netting statement for transactions concluded in the prior month to determine the net amount due to/from. On the 25th of each month, all energy trading transactions are net settled with payment either being received or paid by us. Given that these energy trading transactions have the potential to be net settled, they do not qualify for the NPNS exemption. All natural gas contracts are either physically delivered upon with the respective counterparty, or net settled with that counterparty, and as such there is no transfer of obligations to other counterparties in lieu of physical delivery. As disclosed in our Form 10-K for the year ended December 31, 2021, our gains/losses related to natural gas energy trading transactions that are presented net in revenues are as follows: net gains of $1.1 million, $3.0 million and $12.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Should you have any questions or comments concerning the matters described above, please contact me by phone at 402-884-8700 or by email at patrich.simpkins@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ G. Patrich Simpkins Jr.
G. Patrich Simpkins Jr.
Chief Financial Officer